UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

The exhibits to this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2024 (File No. 333-278529).

Exhibit Index

Exhibit	Description

4.1	Fourth Supplemental Indenture dated May 16, 2025, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC and BIPC Holdings Inc., as guarantors, Brookfield Infrastructure Finance ULC, as issuer, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company N.A., as U.S. trustee.

4.2	Form of 5.598% Subordinated Notes due 2055 (included as Annex A to Exhibit 4.1).

4.3	Eighth Amendment, dated May 16, 2025, to the Amended and Restated Limited Partnership Agreement, dated February 16, 2018, of Brookfield Infrastructure Partners L.P.

4.4	Eleventh Amendment, dated May 16, 2025, to the Amended and Restated Limited Partnership Agreement, dated February 16, 2018, of Brookfield Infrastructure L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: May 20, 2025	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary